SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                           MEDTECH DIAGNOSTICS, INC.
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                                (Name of Issuer)

                   Common Stock, $0.00001 par value per share
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                         (Title of Class of Securities)

                                   585052103
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                                 (CUSIP Number)

                               Steven N. Bronson
                          900 Third Avenue, Suite 201
                            New York, New York 10022
                                 (212) 610-2778

                                with a copy to:

                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 22, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 585052103
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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Steven N. Bronson
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2.   Check the Appropriate Box If a Member of a Group*
                                                                      a.  [ ]
                                                                      b.  [ ]
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3.   SEC Use Only

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4.   Source of Funds*

     PF
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5.   Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                       [ ]

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6.   Citizenship or Place of Organization

     USA
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                 7.     Sole Voting Power
  Number of
   Shares               138,190,000
Beneficially     -------------------------------------------------------------
  Owned By       8.     Shared Voting Power
    Each
  Reporting             0
   Person        -------------------------------------------------------------
    With         9.     Sole Dispositive Power

                        138,190,000
                 -------------------------------------------------------------
                 10.    Shared Dispositive Power

                        0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     138,190,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                      [ ]


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13.  Percent of Class Represented By Amount in Row (11)

     49.1%
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14   Type of Reporting Person*

     IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

           Except as expressly restated and amended below, the Schedule 13D and amendment there to, as filed on behalf of Steven N. Bronson, with respect to the shares of common stock, $.00001 par value (the "Common Stock") of Medtech Diagnostics, Inc., a Delaware corporation, with principal offices located at 900 Third Avenue, Suite 201, New York, New York 10022 ("Issuer"), remains in full force and effect. As of the date of this filing the Issuer had 281,400,000 shares of Common Stock outstanding.

Item 2. Identity and Background

            (a) This Amendment No. 2 to Schedule 13D is being filed on behalf of Steven N. Bronson.

            (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022.

            (c) Mr. Bronson is President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act.

            (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

            On February 16, 2000 Mr. Bronson sold 1,410,000 shares of the Issuer's Common Stock pursuant to Rule 144 of the Securities Exchange Act of 1934 ("Rule 144") for $.083 per share for gross proceeds of $117,030. On February 17, 2000 Mr. Bronson sold 250,000 shares of the Issuer's Common Stock pursuant to Rule 144 for $.08 per share for gross proceeds of $20,000. On February 18, 2000 Mr. Bronson sold 850,000 shares of the Issuer's Common Stock pursuant to Rule 144 for $.056 per share for gross proceeds of $47,600. On February 22, 2000 Mr. Bronson sold 300,000 shares of the Issuer's Common Stock pursuant to Rule 144 for $.06 per share for gross proceeds of $18,000. Between February 16 and February 22, 2000, Mr. Bronson sold a total of 2,810,000 shares of the Issuer's Common Stock, representing one percent (1%) of the Issuer's total outstanding shares of Common Stock, pursuant to Rule 144 for gross proceeds of $202,600.

Item 4.  Purpose of Transaction.

         Mr. Bronson disposed the shares of Common Stock of the Issuer, as set forth above, to liquidate a portion of his holdings to the extent permitted by Rule 144.

Item 5. Interest in Securities of the Issuer

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 138,190,000 shares of Common Stock, representing approximately 49.1% of the total shares of the Issuer's Common Stock deemed outstanding. Mr. Bronson possesses sole voting and dispositive power with respect to such shares of Common Stock.

            The foregoing shares do not include any shares of the Issuer's Common Stock that may be held of record in the trading account of Catalyst for which Mr. Bronson disclaims any beneficial ownership.

            (c) Not Applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

            (e) Not Applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date:  March 1, 2000
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                                                /s/ STEVEN N. BRONSON
                                                ----------------------------
                                                Steven N. Bronson

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).